

September 7, 2012

Via E-mail
Longgen Zhang
Chief Financial Officer
JinkoSolar Holding Co., Ltd.
1 Jingke Road
Shangrao Economic Development Zone
Jiangxi Province 334100
People's Republic of China

  Re: **JinkoSolar Holding Co., Ltd.**
     Form 20-F for the fiscal year ended December 31, 2011
     Filed April 18, 2012
     File No. 001-34615

Dear Mr. Zhang:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, B. Liquidity and Capital Resources, Operating Activities, page 94

1. We see here that you attribute the increase in cash used by operating activities to an increase in accounts receivables from sales on credit terms. In addition, we see on page 88 that you recorded an increase in your allowance for doubtful accounts of $28.5 million. Please address the following:

  • Describe to us the significant terms of your credit sales arrangements, including expected and actual payment terms, and highlight for us any material differences in terms between international and domestic sales and any individual countries.

- Quantify for us the amount of sales under arrangements that require cash payments in advance and those on credit terms.
- Quantify for us the amount of domestic and international accounts receivables by significant country as of December 31, 2010 and 2011 and June 30, 2012. Provide us with your analysis of average days sales outstanding for each of those dates separately quantified for both domestic and international customers.
- Describe for us in greater detail your credit experience during the year ended December 31, 2011 which lead to the significant increase in your allowance for doubtful accounts. Provide specific details and trends which supported this increase.
- Describe for us in greater detail your accounting policy and process for establishing the allowance for doubtful accounts and identifying accounts receivable balances at risk for non-payment, including how any longer credit terms provided to customers impacted the analysis.

Item 18. Financial Statements, Note 20. Convertible Senior Notes, page F-33

2.   We see that in May 2011 you issued convertible senior notes and entered into a capped call option transaction. We see that you have valued the convertible notes and capped call option at fair value on the balance sheet. Please provide us with a detailed assessment of each instrument and its significant features, particularly those which were considered embedded derivatives. In this regard, please also describe and quantify for us how you accounted for the instruments upon issuance and as of December 31, 2011. Please also provide us a qualitative description of the facts and circumstances that occurred between May and December 2011 which supports the significant decrease in the fair value of both instruments, as detailed on page F-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 511-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant